

October 7, 2022

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

> **Re: Hasbro, Inc.**
> **Form 10-K for Fiscal Year Ended December 26, 2021**
> **Response Dated September 19, 2022**
> **File No. 001-06682**

Dear Deborah Thomas:

We have reviewed your September 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

Response Dated September 19, 2022

Risk Factors, page 28

1.   We note from your response to comment one that the costs associated with your environmental efforts have not had a material impact on your business. This appears somewhat incongruous with disclosure on page 42 of your Form 10-K that indicates you "devote significant resources and expenditures to help achieve" your sustainability goals. Please revise or explain your basis for this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 44

2.   We note your response to prior comment two and reissue it. Tell us how you considered providing disclosure regarding the possible indirect financial and operational impacts to you from disruptions to the operations of your customers or suppliers from severe weather.

   Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing